UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Regional Bankshares, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   75902C 10 4
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                                 (CUSIP Number)

                               Randolph G. Rogers
                             1901 E. Carolina Avenue
                        Hartsville, South Carolina 29550
                                  843-383-4707
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 25, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  75902C 10 4                                               PAGE 2 OF 5


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Randolph G. Rogers
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [X]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

       BK
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          23,634
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     8.   SHARED VOTING POWER

          0
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     9.   SOLE DISPOSITIVE POWER

          23,634
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     10.  SHARED DISPOSITIVE POWER

          0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,634
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions )                                                     [X]
     5,300 Shares owned by spouse
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
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14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                                                     PAGE 3 OF 5
Item 1. Security and Issuer

(i) Title of Class of Equity Securities to which this Statement relates: Common Stock

(ii) Name and Address of Principal Executive Offices of Issuer: Regional Bankshares, Inc., 206 South Fifth Street, Hartsville, South Carolina 29550.


Item 2. Identity and Background

     (a)-(c) This statement is being filed on behalf of Randolph G. Rogers, whose address is 1901 E. Carolina Avenue, Hartsville, South Carolina 29550. Mr. Rogers is a member of the Board of Directors of the Company. Mr. Rogers is a farmer with almost 30 years' experience in operating an agricultural business.

     (d),(e) During the last five years, Mr. Rogers has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)       Mr. Rogers is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Rogers acquired 1,000 shares in a private transaction at $14.00 per share. The purchase was made with funds borrowed from Hartsville Community Bank, a subsidiary of the Issuer. The interest rate on the loan is prime and the loan matures August 12, 2002.

Item 4. Purpose of Transaction

The shares were acquired for investment, and Mr. Rogers has no current plans to acquire additional shares or dispose of shares, though he reserves the right to do either if he subsequently deems it appropriate.

Item 5. Interest in Securities of the Issuer

     (a) Mr. Rogers beneficially owns 23,634 shares of the Issuer's common stock, or 5.1%, which includes currently exercisable warrants to purchase 3,034 shares of common stock, but does not include 5,300 shares owned by his wife, as to which he disclaims beneficial ownership. The percentage calculation is based on outstanding share information derived from the Issuer's Form 10-QSB for the quarter ended March 31, 2002.

     (b) Mr. Rogers has the sole power to vote and dispose of 20,600 of the shares beneficially owned by him, and has sole power to exercise the 3,034 warrants held by him. The warrants are not assignable.

     (c) Mr. Rogers has had the following other transactions in the Issuer's common stock in the past sixty days:

          June 3, 2002 purchase of 3,000 shares of common stock for $14.00 per share.
          June 3, 2002 purchase of 900 shares of common stock for $14.50 per share.

          Both purchases were private transactions. Mr. Rogers has had no other transactions in the Issuer's common stock in the past sixty days.

     (d) No other person is known by Mr. Rogers to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares beneficially owned by him.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the extent that shares owned by Mr. Rogers may be held in a margin account, they may be pledged along with other positions in such account as collateral security for the repayment of debit balances in the account. Because other securities are held in such account, however, it is not possible to determine the amount, if any, of margin used by Mr. Rogers with respect to the Shares.

         There  are  no  other  contracts,   arrangements,   understandings   or
         relationships between Mr. Rogers and any other person relating to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

         None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2002

                                   s/Randolph G. Rogers
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                                   Randolph G. Rogers